SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
Commission File Number 0-22276
NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K and Form 10-KSB ☐ Form 11-K
☐ Form 20-F ☐ Form 10-Q and Form 10-QSB ☐ Form N-SAR

For Period Ended:	December 31, 2006

☐	Transition Report on Form 10-K and Form 10-KSB
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q and Form 10-QSB
☐	Transition Report on Form N-SAR

For the Transition Period Ended:	Not Applicable

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:      Not Applicable

PART I
REGISTRANT INFORMATION

Full name of registrant:	Allied Holdings, Inc.

Former name if applicable:	Not Applicable

Address of principal executive office (Street and number):	160 Clairemont Avenue, Suite 200

City, State and Zip Code:	Decatur, Georgia 30030

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PART II
RULE 12b-25 (b) and (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period:
On August 31, 2005, Registrant filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Court for the Northern District of Georgia (the “Court”). On March 2, 2007, Registrant, together with affiliates of The Yucaipa Companies, LLC and the Teamsters National Automotive Transportation Industry Negotiating Committee, filed a Joint Plan of Reorganization and a related Disclosure Statement with the Court. Registrant is in the process of performing other activities related to the Disclosure Statement and the Joint Plan of Reorganization as well as the refinancing of its debtor-in-possession financing.
Due to the Chapter 11 filing and the additional and critical demands that such filing has placed on the time and attention of Registrant’s senior management, Registrant has been unable to complete all the work necessary to timely file the Annual Report on Form 10-K without unreasonable effort or expense. In addition, Registrant will be unable to complete the preparation of its financial statements by April 2, 2007. Registrant expects that it will file the Form 10-K as soon as practicable following resolution of the pending items and subject to the additional and critical demands that the Chapter 11 filing will continue to place on the time and attention of Registrant’s senior management.

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PART IV
OTHER INFORMATION
     (1)     Name and telephone number of person to contact in regard to this notification

Thomas M. Duffy	(404)	370-4225

(Name)	(Area code)	(Telephone Number)
     (2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☑  Yes     ☐  No
     (3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑  Yes     ☐  No
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Registrant cannot currently give a reasonable estimate of its results for the fiscal year ended December 31, 2006 since Registrant’s year-end closing process and the related audit by Registrant’s independent registered public accounting firm are not yet completed. However, the Annual Report on Form 10-K for the year ended December 31, 2006 is expected to reflect a lower net loss compared to the net loss of approximately $125.7 million for the year ended December 31, 2005, primarily due to the impairment charges of approximately $79.2 million and the charge of approximately $15.8 million related to withdrawal liabilities of multiemployer pension plans that were recorded during the year ended December 31, 2005. Other factors, including a reduction in the number of vehicles delivered, an increase in revenue per vehicle delivered, financing related changes, income tax and insurance changes as well as items related to the Chapter 11 proceedings will also result in fluctuations in earnings for the year ended December 31, 2006 compared to the year ended December 31, 2005. These factors will be more fully discussed in Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006.
Allied Holdings, Inc.

(Name of registrant as specified in charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:

Date: March 30, 2007	By:	/s/ Thomas H. King
		Name:	Thomas H. King
		Title:	Executive Vice President and Chief Financial Officer

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